Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136


                                     [Logo]

                                    CARNIVAL
                                   CORPORATION


                              Investor Presentation
                                  January 2002

                  FORWARD LOOKING STATEMENTS AND RESPONSIBILITY
--------------------------------------------------------------------------------

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this presentation constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Carnival Corporation ("CCL") has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of CCL's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause CCL's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for CCL's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; CCL's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; CCL's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to CCL.

CCL cautions the reader that these risks may not be exhaustive. CCL operates in a continually changing business environment, and new risks emerge from time to time. CCL cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. CCL undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

          CCL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A
          STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE
      COMMISSION IN CONNECTION WITH THE OFFER. THE FORM S-4 WILL CONTAIN A
       PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CCL PLANS TO
        MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF
    P&O PRINCESS CRUISES PLC ("POC") WHEN THE FORM S-4 IS FILED WITH THE SEC.
          THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN
           IMPORTANT INFORMATION ABOUT CCL, POC, THE OFFER AND RELATED
        MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE
       PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE

         SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY
      DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE
            SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN
         CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF
         CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE
            PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN
       CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE
         OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION,
      CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CCL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

Terms used in this presentation have the same meaning as in the Announcement dated 16 December 2001.

The Directors of CCL ("Directors") accept responsibility for the information in this presentation and to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information. The only responsibility accepted by the Directors for the information in this presentation concerning POC and RCL, which has been compiled from published sources, is that it has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg, a business group of UBS AG, are acting as joint financial advisers and joint brokers exclusively to CCL and no one else in connection with the Offer and will not be responsible to anyone other than CCL for providing the protection afforded to clients respectively of Merrill Lynch International and UBS Warburg as the case may be or for providing advice in relation to the Offer.

                           CCL'S CORE MANAGEMENT TEAM
--------------------------------------------------------------------------------

o        Micky Arison          Chairman and Chief Executive Officer

o        Howard Frank          Vice Chairman and Chief Operating Officer

o        Gerry Cahill          Senior Vice President and Chief Financial Officer

                                   CCL's OFFER
--------------------------------------------------------------------------------

o        200p in cash and 0.1361 CCL shares for each POC share

o        Value of offer - 468p (1)

o        48% premium to price prior to RCL proposal (2)

o        30% premium to close on last business day before CCL's offer(2)

o        Sharing savings if POC reduces cost of poison pills

Notes:
(1)      CCL's closing price as at 4 January 2002--US$28.44
(2) POC pre-announcement price--317p. POC's closing price as at 14 December 2001-- 360p

                    CCL: A SUPERIOR DEAL FOR POC SHAREHOLDERS
--------------------------------------------------------------------------------

                  CCL / POC                            RCL / POC
                  ---------                            ---------

o        48% premium to pre-RCL proposal        o      No premium

o        200p cash                              o      No cash

o        Fully values POC                       o      Undervalues POC

o        Simple transaction                     o      Complex structure

o        Strong partner                         o      Weak partner

o        Strong balance sheet                   o      Highly geared,
                                                       constrained balance sheet

                Both transactions face similar regulatory issues

                              CCL: A SUPERIOR OFFER
--------------------------------------------------------------------------------

[graph for information below]

Current value of CCL offer (2)                                      468p
Current see-through price of RCL proposal (1)                       362p
Change from current value of CCL offer
    to current see-through price of RCL proposal                     29%

Source:  Datastream

Notes:
(1) RCL see-through price based on RCL current market cap of US$3.5bn and POC's share of the proposed combined entity
(2)      CCL's closing price as at 4 January 2002-US$28.44

                       POC SHAREHOLDERS MUST ACT URGENTLY
--------------------------------------------------------------------------------

                   If POC shareholders approve RCL's proposal
                       CCL's superior offer CANNOT proceed
                                -----------------

Shareholders should instruct the board of POC to:

o        CHANGE ITS RECOMMENDATION TO CCL

o        DEFER OR ADJOURN EGM

                                 CCL -- PROFILE
--------------------------------------------------------------------------------

o        Incorporated in 1974

o        Floated on NYSE in July 1987

o        Current market capitalisation US$16.7 billion (1)

o        Arison family controls 47%

o        Revenues US$4.5 billion (2)

o        EBITDA US$1.3 billion (2)

o CCL already operates in the UK vacation market through its UK-flagged luxury brand Cunard -- owner of the QE2

Notes:
(1)      As at close 4 January 2002
(2)      To year ended 30 November, EBITDA excludes impairment charge of US$140m

                                   CCL BRANDS
--------------------------------------------------------------------------------


                               Segment          Principal markets      Ships
                             ----------       ---------------------   ------
Carnival Cruse Lines        Contemporary          North America          16
Costa                       Contemporary      S. Europe/S. America        7
Holland America                Premium            North America          10
Cunard                     Premium/Luxury       UK/North America          2
Windstar Cruises               Luxury             North America           4
Logo Seabourn                  Luxury             North America           4
                                                                        ---
                                                                         43
                                                                        ---

                            CCL FINANCIAL PERFORMANCE
--------------------------------------------------------------------------------


Compound annual growth                           1990-2000
----------------------                           ---------

Earnings                                           15.2%
Net capacity (1)                                   11.8%

[graph for information below]

                                                Net Income
                                                ----------
                                                  (US$m)

1990 (2)                                          234
2000                                              965

Source:  Company accounts and filings

Note:
(1)      Available berth days
(2)      1990 figure is income from continuing operations

--------------------------------------------------------------------------------

                               STRATEGIC RATIONALE

--------------------------------------------------------------------------------

                         CCL-POC -- THE BEST COMBINATION
--------------------------------------------------------------------------------


o Broad, complementary offering of well-established brands with expanded geographic reach

o        Carnival and Princess - highest unaided brand awareness in North
         America

o        Significant synergies

o        Sharing best practices

                          PRO-FORMA CCL-POC FACT SHEET
--------------------------------------------------------------------------------


LTM (1)                           CCL             POC                CCL/POC
------                          ------           ------             ----------
Fleet size (ships)                  43              18                    61
Passengers carried (000s)(2)     2,669             919                 3,588
Revenue (US$m)                   4,427           2,451                 6,877
EBITDA (US$m)                    1,440             495                 1,935
Market cap (3)(US$m)            16,671           3,994                19,351(4)
Net debt  (US$m)                 1,505           1,380                 4,895(4)
Net debt / market cap             9.0%           34.6%                 25.3%

Source:  Company accounts and filings

Notes:
(1) CCL LTM to 31 August 2001 (as per US GAAP), POC LTM to 30 September 2001 (as per UK GAAP)
(2)      Passengers carried for fiscal year 2000
(3)      As at close 4 January 2002
(4)      Pro-forma for equity and cash consideration in transaction

                             CORE BRANDS BY SEGMENT
--------------------------------------------------------------------------------


                                    North America                         UK/Europe
                                 ------------------                    --------------

                               CCL                 POC               CCL                POC
                              ----                 ----              ----               ----
Luxury                       Seabourn
                         Windstar Cruises
--------------------------------------------------------------------------------
                              Cunard                                Cunard
--------------------------------------------------------------------------------
Premium                   Holland America                                            P&O Cruises
                                                                                        Arosa
--------------------------------------------------------------------------------
                                                Princess
--------------------------------------------------------------------------------
Contemporary           Carnival Cruise Lines                        Costa               Aida
                                                                  (S Europe)       Das Clubschiff
                                                                                      (Germany)

Note:
(1) Costa and AIDA are primarily Southern European and German brands respectively

                        CCL -- THE BETTER PARTNER FOR POC
--------------------------------------------------------------------------------

                       CCL IS THE MOST PROFITABLE OPERATOR
--------------------------------------------------------------------------------


[graphs for information below]

                           EBIT margin (LTM)(1)         Net income margin (LTM)
                           --------------------         -----------------------

CCL                               24.4%                          22.7%
POC                               14.1%                          10.9%
RCL                               15.9%                          10.3%

Source:  Company accounts and filings

Notes:
(1)      CCL operating income net of impairment loss
(2)      CCL and RCL as per US GAAP, POC as per UK GAAP

                       CCL IS THE MOST EFFICIENT OPERATOR
--------------------------------------------------------------------------------


[graphs for information below]

         Average cost per berth     EBIT / Available berth days       ROIC(2)
         ----------------------     ---------------------------       -------
               (US$ 000)(1)                    (US$)

CCL                136                          62                    12.9%
POC                158                          42                     9.9%
RCL                167                          46                     9.0%

Source:  Company accounts and filings

Notes:
(1)      Gross ship PP&E net of construction in progress as at year end 2000
(2) ROIC is after-tax EBIT divided by average invested capital. POC intercompany creditor in 1999 accounts treated as debt
(3)      CCL and RCL as per US GAAP, POC as per UK GAAP

                        HISTORIC RETURNS TO SHAREHOLDERS
--------------------------------------------------------------------------------


CCL and RCL total shareholder returns at announcement

[graphs for information below]

                                     Last 5 years            Last 12 months
                                    --------------         -------------------
CCL                                      93%                       7%
RCL                                      41%                     (27)%
S&P 500 Composite                        67%                     (13)%

Source:  Datastream

--------------------------------------------------------------------------------

                                THE RCL PROPOSAL

--------------------------------------------------------------------------------

                    WHY POC SHOULD NOT ACCEPT RCL'S PROPOSAL
--------------------------------------------------------------------------------


o        No premium and no cash

o        Inequitable share of economics

      POC shareholders will own 50.7% of the combined entity but contribute significantly more than this to the combined projected net earnings

Broker                     Date                       2002             2003
---------                 ------                     ------           ------
SSSB                     29 Nov 01                   64.4%            57.7%
Bear Stearns        9 Nov 01, 21 Nov 01              53.0%            57.7%
MS                       21 Nov 01                   59.5%            45.7%
UBSW                     5 Dec 01                    65.5%            59.6%

Disproportionate share of earnings and synergies accrue to RCL

                    WHY POC SHOULD NOT ACCEPT RCL'S PROPOSAL
--------------------------------------------------------------------------------


o        Is the best management in place?

                  The most senior management positions in the combined group have been awarded to the RCL Chairman and CEO

o        CCL and RCL total shareholder returns at announcement

[graphs for information below]


                                     Last 5 years            Last 12 months
                                    ---------------        -------------------
CCL                                      93%                       7%
RCL                                      41%                     (27)%
S&P 500 Composite                        67%                     (13)%

Source:  Datastream

                    WHY POC SHOULD NOT ACCEPT RCL'S PROPOSAL
--------------------------------------------------------------------------------


o        No compensation for extra financial risk

[graph for information below]

A2              CCL today
A3
Baa1                                   POC pre-20 Nov
Baa2                                          \|/
Baa3                                       POC today
Ba1
Ba2                                                              RCL pre-20 Nov


                                         CCL              POC            RCL
                                       ------           -------        -------
Net debt / EBITDA (LTM)                 1.0x             2.8x           5.6x
Net debt / total book cap               18.7%            34.4%          53.3%

Note:
(1)      Credit ratings as per Moody's Investors Service

                                  POISON PILLS
--------------------------------------------------------------------------------


o        The poison pills destroy value for POC shareholders

o        Break Fee

                  US$62.5 million break fee exceeds UK market norm Takeover Code maximum S$31 million (1% of market cap)

o        Joint Venture

                  Cost of exiting JV estimated to be US$400m(1) via put

                  Possibility of having to support JV through financial guarantees or subordinated debt on an ongoing basis

o        Every US$100m poison pill cost equates to 10p per POC share

Note:
(1) US$200m enterprise value reduction and US$81-112m present value of notes of US$300m face value (using 15-20% discount rate)

--------------------------------------------------------------------------------

                               THE CARNIVAL OFFER

--------------------------------------------------------------------------------

                 CCL -- PREVIOUS EXPRESSIONS OF INTEREST IN POC
--------------------------------------------------------------------------------


o CCL has proposed to merge with POC both before and after spin off from P&O

o Most recently, Howard Frank called Peter Ratcliffe on 24 September 2001 to reiterate interest in pursuing a combination -- no response received

o        Offer communicated by letter on 13 December 2001

o        POC rejected meeting, rejected Offer

                             TRANSACTION HIGHLIGHTS
--------------------------------------------------------------------------------


o        200p in cash and 0.1361 CCL shares per POC share

o        Current value of offer 468p(1) (US$27.01 per ADR)

o        Offer to be increased by share of reduced cost of poison

o        Mix and match election

o        CCL willing to seek a listing for its shares on the LSE

o        CCL willing to consider alternative structures, including DLC

Note:
(1)      CCL's closing share price as at 4 January 2002--US$28.44

                              CCL'S PRE-CONDITIONS
--------------------------------------------------------------------------------

               Pre-conditions                                    Comment
             ------------------                                ------------
o        Regulatory clearances                   o        Similar position to RCL/POC combination

o        POC's EGM - deferred or not             o        CCL cannot proceed with the Offer
         convened, or resolutions voted down              if RCL's proposal is approved

                              CCL'S PRE-CONDITIONS
--------------------------------------------------------------------------------

               Pre-conditions                                    Comment
             ------------------                                ------------
o        Access to information given to RCL      o        Would be available if Code transaction

o        Cost to POC of terminating JV not       o        Insufficient information available to
         exceeding US$200 million                         date

o        Committed funding being arranged        o        Unnecessary cost given regulatory timetable - CCL has liquidity of approximately US$2.4 billion(1)

                        RCL's proposal has 15 conditions

Note:
(1)      Based on Q3 results

                        SIMILAR ANTITRUST APPROVAL ISSUES
--------------------------------------------------------------------------------


o Both the CCL and RCL proposals are subject to clearance from relevant antitrust authorities

o        Advice is that the regulatory risk for CCL is no greater than for RCL

o Simultaneous review of both RCL and CCL proposals does not reduce likelihood of clearance for either proposal

o CCL filing already submitted in US, process has also commenced in Europe this week

                         CCL-RCL - US ANTITRUST COMPARED
--------------------------------------------------------------------------------


                                       CCL              RCL        Differential
                                      -----            -----       ------------

North American Berths                33,252            33,046            <1%
CCL vs. RCI                          13,348            14,332           (7%)
HAL vs. Celebrity                    46,600            47,378         (1.7%)
Luxury                                4,596                 0


Net income(1)(US$m)                   1,004               324           210%
ROIC(2)                               12.9%              9.0%            43%
Market capitalisation(3)(US$m)       16,196             3,513           4.7x


         Perception of CCL's greater size related more to profitability, not relevant to antitrust analysis, than berths

Notes:
(1)      LTM
(2)      For year end 2000
(3)      As at 4 January 2002
(4)      CCL and RCL as per US GAAP

                              US ANTITRUST POSITION
--------------------------------------------------------------------------------


POC/RCL have said they compete in a broad leisure travel market; CCL agrees

Cruises make up a very small proportion of the wider vacation market in US

US leisure travel totalled > 260 million(1) people in 2000

Total number of US cruise passengers was 7 million(2) in 2000

In that market, there are no significant US antitrust issues

In a narrow cruise market, CCL and RCL are similarly postured for antitrust purposes

Both deals are subject to US antitrust review involving virtually identical antitrust issues under the same substantive legal standards and on essentially the same timetable

Notes:
(1)       Source: Travel Industry Association
(2)       Source: CLIA

                              EU ANTITRUST POSITION
--------------------------------------------------------------------------------


Cruises make up a very small proportion of the wider vacation market in Europe

European outbound holiday volume totalled 373.5 million passengers in 2000(1)

Total number of European cruise holidays was 2.1 million in 2000(1)

Cruise in Europe is in its infancy amounting to 0.6% of the wider, outbound vacation market and as such CCL believes that antitrust issues should not be a hurdle

Notes:
(1)       Source:  G.P Wild (International) Limited

                            EUROPEAN CRUISE VACATIONS
--------------------------------------------------------------------------------


[graphs for information below]

                                       European Cruise Capacity (berths)
                                       ---------------------------------
                           POC (3)/Costa                             28.9%
                           Others                                    71.1%

Source:  Cruise Industry News


                                              W. European Passenger Mix
                                              -------------------------

                           France                                    13%
                           Germany                                   19%
                           Italy                                     13%
                           UK                                        38%
                           Benelux                                    4%
                           Scandinavia                                2%
                           Iberia                                     4%
                           Other                                      5%

                                                      PAX: c.2M

Source:  G.P. Wild

Notes:
(1)      Based on number of passengers and berths
(2)      Costa Germany includes Netherlands and Austria
(3)      Includes P&O Cruises, AIDA, and Swan Hellenic

                            EUROPEAN CRUISE VACATIONS
--------------------------------------------------------------------------------


[graphs for information below]

                                            UK
                                            --
                           CCL                                 8%
                           POC                                23%
                           Airtours                           16%
                           Thomson                            10%
                           RCI                                 7%
                           Others                             36%

                                                   PAX: c.750,000

                                            Germany
                                            -------
                           CCL                                12%
                           POC                                18%
                           Hapag Lloyd                         9%
                           Air Maritime                        8%
                           Phoenix                             7%
                           Deilmann                            6%
                           RCI                                 6%
                           Others                             34%

                                                   PAX: c.380,000

Source:  G.P. Wild, Deutsche Bank Equity Research (11 December 2001), CCL

Notes:
(1)      Based on number of passengers and berths
(2)      Costa Germany includes sales agents in the Netherlands and Austria
(3)      Figures for Germany include market share of all CCL brands

                    CCL: A SUPERIOR DEAL FOR POC SHAREHOLDERS
--------------------------------------------------------------------------------


             CCL / POC                                RCL / POC
             ---------                                ---------

o        48% premium to pre-RCL proposal     o        No premium

o        200p cash                           o        No cash

o        Fully values POC                    o        Undervalues POC

o        Simple transaction                  o        Complex structure

o        Strong partner                      o        Weak partner

o        Strong balance sheet                o        Highly geared, constrained
                                                      balance sheet

                Both transactions face similar regulatory issues

                       POC SHAREHOLDERS MUST ACT URGENTLY
--------------------------------------------------------------------------------


                   If POC shareholders approve RCL's proposal
                       CCL's superior offer CANNOT proceed
                                ----------------

Shareholders should instruct the board of POC to:

o        CHANGE ITS RECOMMENDATION TO CCL

o        DEFER OR ADJOURN EGM

                                     [Logo]

                                    CARNIVAL
                                   CORPORATION


                              Investor Presentation
                                  January 2002